SEC Mail
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MAR 02 2009

Washington, DC

09057425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Itau USA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 23rd Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas DeCoene (212) 207 - 9056
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

OATH OR AFFIRMATION

I, Thomas DeCoene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itau USA Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NY, NY, Feb 27, 2009

Adriana L. Reis
Notary Public, State of New York
No. 01RE6133999
Qualified in New York County
Commission Expires Sept. 19, 2009

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Itau USA Securities Inc.
Index
December 31, 2008

Page(s)

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3–6

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of Itau USA Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Itau USA Securities Inc. (the "Corporation") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Corporation's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
February 27, 2009

Itau USA Securities Inc.
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 108,935,119
Due from Parent and affiliates	2,797,877
Receivable from clearing brokers	13,170,048
Fail to deliver to customers	1,598,761
Fail to deliver to affiliates	10,026,392
Furniture and fixtures, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,504,924	784,615
Taxes receivable	310,543
Other assets	194,879
Total assets	$ 137,818,234
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	3,621,081
Due to affiliates	485,168
Fail to receive from affiliates	11,625,153
Total liabilities	15,731,402
Commitments (Note 7)	
Stockholder's Equity	
Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	129,849,900
Accumulated deficit	(7,763,168)
Total stockholder's equity	122,086,832
Total liabilities and stockholder's equity	$ 137,818,234

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Operations

Itau USA Securities Inc. (the "Corporation") was incorporated in November 2001. The Corporation was registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Corporation withdrew its registration with the National Futures Association ("NFA"), as well as the related Commodity Futures Trading Commission ("CFTC") registration in June 2008. The Corporation engages primarily in brokerage and investment advisory services with respect to U.S., and non-U.S. securities. The Corporation is a wholly owned subsidiary of Itau USA Inc., (the "Parent"). The ultimate parent entity is Banco Itau S.A. ("Itau S.A."), located in Brazil.

The Corporation acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Corporation executes and clears its U.S. securities trades through clearing brokers. Non-U.S. securities trades clear through its affiliates. These trades are settled on a delivery versus payment basis.

Itau S.A. entered into a joint-venture agreement with Unibanco Holdings as of November 3, 2008. The joint-venture provides for corporate restructuring. Subsequently on February 19, 2009 the Central Bank of Brazil approved the merger of both entities to form Itau Unibanco Holdings S.A. The merger had no effect on the Corporation and its financial statements for 2008.

2. Significant Accounting Policies

Cash and Cash Equivalents
Financial instruments which are readily convertible into cash and have an original maturity date of three months or less at date of acquisition are considered to be cash and cash equivalents. The Corporation's cash and cash equivalents are held in one major financial institution and one affiliate as explained in Note 9. Cash on deposits with financial institutions may, at times, exceed federal insurance limits.

Receivable from Clearing Brokers
Receivable from clearing brokers represents cash balances on deposit with and commissions and interest receivable from the Corporation's clearing brokers.

Furniture and Fixtures, Equipment and Leasehold Improvements
Depreciation is provided on a straight-line basis using estimated useful lives of the related assets, generally 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Securities Transactions
The Corporation records all securities transactions, including commission revenue, fee income from affiliates and related expenses, on a trade-date basis.

Investment Banking Income
Investment banking income includes gains, losses and fees arising from securities offerings in which the Corporation acts as an underwriter or agent. Investment banking fees are recorded when earned.

Income Taxes
Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applied to the Corporation beginning January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Corporation's financial statements.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109* ("FIN 48") which would be adopted as of January 1, 2007. FIN 48 requires the Corporation to determine whether a tax position of the Corporation is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Corporation recording a tax liability that would reduce net assets. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to the beginning balance of net assets for that fiscal year.

On December 30, 2008, FASB issued Fin 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises ("FSP"), which allows the Corporation to defer the adoption of FIN 48 until annual periods beginning after December 15, 2008. The Corporation has elected to take advantage of this deferral and is currently evaluating the impact that the adoption of FIN 48 will have on its financial statements.

3. Furniture and Fixtures, Equipment and Leasehold Improvements

A summary of the components of furniture and fixtures, equipment and leasehold improvements at December 31, 2008 are as follows:

Furniture and fixtures	$ 215,369
Equipment	1,056,724
Leasehold improvements	1,017,446
	2,289,539
Accumulated depreciation and amortization	(1,504,924)
	$ 784,615

4. Regulatory Requirements

The Corporation is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital.

The Corporation has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Corporation maintains minimum net capital, as defined by the SEC and FINRA. At December 31, 2008, the Corporation had net capital of $19,010,083, which was $18,760,083 in excess of the required net capital of $250,000.

The Corporation operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliate or U.S. clearing brokers and claims exemption from SEC Rule 15c3-3 under sections (k)(2)(i) and (ii).

5. Benefit Plan

The Corporation instituted a defined contribution 401(k) plan in 2003. Eligible employees electing to enroll in this plan may receive an employer match of 100% up to 5% of their salary. For the year ended December 31, 2008, the Corporation had $36,814 of expenses associated with the plan.

6. Commitments and Contingencies

The Corporation subleases office space and certain equipment under an operating lease with an affiliate, which expires on October 31, 2009. The Corporation agreed to pay 50% of the total rental expense. Rental expense for this sublease in 2008 is $560,737. The annual expense incurred is generally in excess of the minimum annual rental commitment due to additional utility and maintenance charges allocated to the Corporation. The minimum annual rental commitment for 2009 is USD 314,167.

7. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Corporation is involved in the execution and settlement of various securities transactions. The Corporation introduces all of its customer domestic transactions, which are not reflected in these financial statements, to two clearing brokers, who clear such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreements with the clearing brokers, the clearing brokers may charge the Corporation for counterparty nonperformance. As the right to charge the Corporation has no maximum amount and applies to all trades executed through the clearing brokers, the Corporation believes there is no maximum amount assignable to this right. At December 31, 2008, the Corporation has recorded no liabilities with regard to the right.

In addition, the Corporation has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

8. Related Party Transactions

The Corporation enters into certain transactions with affiliates, some of which are subject to service level agreements.

A summary of significant related party transactions are as follows:

a. Income from affiliates earned during the year pertains to commissions earned on trades cleared through affiliates or fees for various services including research, advisory services, private placement of securities and market information. In aggregate, the Corporation earned $16,237,243 on such transactions and was charged $2,298,485 in clearing costs in association with the same. At December 31, 2008 the Corporation had a receivable of $384,504 from affiliates for trading commissions and payables of $485,168 to affiliates for referral fees.

b. On April 23, 2008, the Corporation entered into a $45,000,000 subordinated loan agreement with Banco Itau Europa S.A. ("BIE"), an affiliate. The loan carried an interest rate of Libor +70 bps and was repaid on May 2, 2008. The Corporation paid BIE $40,524 in interest on the loan.

c. Rent is paid to the New York Branch of the ultimate parent entity, Banco Itau S.A. for the sublease of the Corporation's office space and is equal to 50% of the monthly amount paid by Banco Itau S.A. for its lease expense. Rental expense for the Corporation's sublease for the year was $560,737.

d. The Corporation participates in global offerings with affiliates. During 2008, the Corporation earned $8,144,730 relating to this business and is reporting this income in investment banking income.

e. As of December 31, 2008, the Corporation had a Due from Parent and affiliates balance of $2,797,877. This balance consists of a receivable from Itau Corretora in the amount of $384,504 for commissions earned on trades cleared through Itau Corretora; a receivable from its Parent in the amount of $1,803,907of which $1,640,530 relates to advances for estimated federal tax payments made to its Parent in 2006; and other receivables from affiliates in the amount of $609,466.

   As of December 31, 2008, the Corporation had a Due to affiliates balance of $485,168. This balance consists of a payable to Itau Asia Securities Ltd (Tokyo Office) in the amount of $369,468; and a payable to Banco Itau Europa in the amount of $114,566; most of which were related to reimbursement of expenses incurred by the affiliates in generating business on behalf of the Corporation.

f. During 2008, the Corporation paid fees of $11,192,826 to the Parent and affiliates for referring clients to the Corporation.

g. The Corporation has invested $90,000,000 in a Time Deposit with Itau Bank Ltd.. At December 31, 2008 the balance was $91,656,581.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of Itau USA Securities Inc.

In planning and performing our audit of the financial statements of Itau USA Securities Inc. (the "Corporation") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Corporation conducts business in accordance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3, we did not review the practices and procedures followed by the Corporation for the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
February 27, 2009

Itau USA Securities Inc.

Statement of Financial Condition
December 31, 2008